Exhibit 1.01

Conflict Minerals Report of CAE Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of CAE Inc. (“CAE”) has been prepared for the reporting period from January 1, 2017 to December 31, 2017 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products.  “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (“3TG”) for the purposes of this assessment.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The Report is not audited by an independent private sector auditor in reliance on SEC guidance to the effect that the requirement of such an audit has been stayed except if the registrant elects to describe its products as “DRC conflict-free” in its Conflicts Minerals Report.

This Report has been prepared by management of CAE.  The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.  As a company in the flight simulator manufacturing business, the supply chain with respect to CAE’s products is complex, and includes many third parties between the ultimate manufacturer of the products and the original sources.  CAE is several levels removed from the mining of Conflict Minerals and does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

Due Diligence Process

CAE undertook due diligence to determine the Conflict Minerals status of the necessary Conflict Minerals and 3TG used in components for manufacturing CAE’s products.  These due diligence measures took into account the framework in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

CAE’s due diligence measures were based on the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative) with the smelters and refiners of Conflict Minerals who provide those Conflict Minerals to our suppliers.  The Conflict Minerals survey template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It also includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use.

CAE’s due diligence measures included:

  Identifying CAE products that include any Conflict Minerals – in our case, small elements of 3TG found in computer circuit board solder and plating, cable solder and a special application tungsten alloy counterweight.

•       Conducting a supply-chain survey with direct suppliers of sub-components containing Conflict Minerals using the RMI Conflict Minerals Reporting Template to identify the smelters and refiners, including a reasonable inquiry into the country of origin of the Conflict Minerals, in order to ascertain the origin of the minerals used in components for manufacturing CAE’s products.

  A review of each reporting template returned by our suppliers for completeness of information provided.

CAE is an indirect purchaser of Conflict Minerals and we rely on suppliers within our supply chain, whose components may contain 3TG, to provide us with information about the source of potential 3TG contained in the components supplied to us.  Our due diligence measures provide reasonable, not absolute, assurance regarding the source and chain of custody of Conflict Minerals.  Our due diligence processes seek data from our direct suppliers and those suppliers seek similar information within their supply chains to identify the original sources of the Conflict Minerals.  Such sources of information may produce inaccurate or incomplete information.

Since 2013, CAE has put in place and executed a formal Conflict Minerals program by communicating its Conflict Minerals Policy to its suppliers and conducting supply-chain surveys to determine the reasonable country of origin of 3TG used in its products. CAE has established a yearly refresh process by which it continues to survey its suppliers on the source of 3TG and continues to verify smelters reported in supplier surveys for participation in the RMI’s flagship program, the Responsible Minerals Assurance Process (“RMAP”, formerly the Conflict-Free Smelter Program) as conformant or active. CAE utilizes supplier information to create a CAE product Conflict Minerals Reporting Template. CAE has suspended or terminated its business relationship with certain suppliers who failed to respond or provide complete responses to the supply-chain survey.

For 2017, CAE continued to monitor the use of 3TG in its products. CAE refreshed the supply-chain survey with its suppliers in support of its reasonable country of origin inquiry. In addition, CAE continued to verify the reported smelters’ participation in the RMAP. While some suppliers indicated that some of the smelters in their supply chain source from the Covered Countries, these were reported as being compliant with the RMAP.

Conclusion

After exercising the due diligence described above, CAE has reasonably determined that while some of the Conflict Minerals necessary to the functionality or production of its products originated from a Covered Country, CAE has no reason to believe that any of such Conflict Minerals directly or indirectly financed or benefited armed groups.

Risk Mitigation and Future Due Diligence Measures

In the next compliance period, CAE intends on enhancing the following steps to improve the information gathered from its due diligence measures to further mitigate the risk that its limited but necessary use of Conflict Minerals does not benefit armed groups.  These steps include, but are not limited to:

  Continuing to drive its suppliers to obtain current, accurate, and complete information about their smelters and refiners of Conflict Minerals.
  Increasing participation in third-party programs to encourage further improvement and reliability in traceability programs.
  Continuing to inform our suppliers of CAE’s corporate policy on responsible sourcing.
  Only carrying on business with suppliers who complete in a satisfactory fashion our supply-chain survey. Each responding supplier must indicate to CAE that its smelters are in the RMAP – validated as conformant or active.
  In the event that CAE confirms that a supplier has failed to cooperate sufficiently with a due-diligence investigation, fails to follow requests for remediation or has otherwise violated this policy, CAE shall take necessary actions, including without limitation, termination of business with such supplier by stopping new orders.